

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2015

Thomas R. Mika
President and Chief Executive Officer
CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, CA 94104

> **Re:** **CollabRx, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 17, 2015**
> **File No. 333-205733**

Dear Mr. Mika:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 65

1.   Where appropriate, please disclose any material relationship with, and compensation received from you, by your financial advisor in the past two years, including as a result of this transaction. Refer to Item 1015(b)(4) of Regulation M-A.

Annex C

2.   The Ladenburg Thalmann & Co., Inc. fairness opinion states that the "opinion may not be used by any other persons, including stockholders, lenders or creditors…without [y]our prior written consent." Please have Ladenburg revise its opinion to state that it has consented to the use of the opinion in this document or provide a separate consent to this effect. Please also provide related disclosure on page 74 where you limit the use of the fairness opinion without Ladenburg's consent.

Item 22. Undertakings, page II-2

3.   Please provide the applicable undertakings called for by Item 512(a)(5) and (6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Adviser
                                        Office of Information Technologies
                                        and Services

cc: William Davisson, Esq.
        Goodwin Procter LLP